August 22, 2016

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4546

Washington, D.C. 20549

Attn:	Mr. Jim B. Rosenberg Ms. Lisa Vanjoske

RE:	Sucampo Pharmaceuticals, Inc. Form 10-K for the fiscal year ended December 31, 2015

Filed March 11, 2016

Form 8-K dated August 3, 2016

Filed August 3, 2016

File No. 1-33609

Ladies and Gentlemen:

We are responding to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter to Sucampo Pharmaceuticals, Inc. (the “Company”) dated August 9, 2016 with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2015 and the Company’s Current Report on Form 8-K filed on August 3, 2016 (the “Comments”). Set forth below are the Company’s responses to the Comments. Unless otherwise indicated, page references in the text of this response letter correspond to the page numbers of the Company’s Form 10-K for the year ended December 31, 2015.

Form 10-K for the fiscal year ended December 31, 2015

Financial Statements

Notes to Financial Statements

Note 5. Acquisitions, page F-20

1.	Demonstrate to us how amortizing the $20.1 million step-up in inventory evenly over a seven month period complies with GAAP and results in stating inventory at the lower of cost or net realizable value using the first-in, first-out convention.

August 22, 2016

Page Two

Response to Comment 1:

In connection with the acquisition of R-Tech Ueno, Ltd. (“RTU”), the Company valued the acquired inventory at fair value as of the acquisition date in accordance with ASC 805-20-30-1. The valuation approach utilized was the comparative sales method, which was based on the expected selling price of the inventory to customers and adjusted for related costs of disposal and a reasonable profit allowance for the post-acquisition selling effort. The valuation resulted in a step-up of the underlying net book value of the inventory to its fair value of $20.1 million. As a result, the inventory was valued at the lower of cost or net realizable value because of the reduction attributed to the remaining selling effort.

The Company then considered the appropriate expense recognition period to the basis of the acquired inventory. Based on an analysis of historical inventory turnover, the Company determined that the acquired inventory would be sold to customers over an estimated average period of seven months from the date of acquisition. The Company’s analysis was based upon its experience in selling the respective products. RTU was historically the manufacturer of record for the AMITIZA and RESCULA product lines, the Company’s main products and primary source of revenue. Thus, the Company used objective, verifiable data (historical sales data) to substantiate the expected inventory turnover. Accordingly, the inventory step-up was expensed to costs of goods sold over the estimated seven-month remaining selling period. The Company’s historical sales do not have seasonal peaks and are incurred ratably based upon a firm forecast from the distributor. As the benefit was expected to be derived evenly over the seven-month period, the Company concluded that the straight line method was the best method for recognizing expense. At December 31, 2015, this approximated the first-in, first out-convention as all inventory is turned over during the seven-month period in a ratable model and in line with forecasted sales schedule.

2.	Explain to us why you used the replacement cost approach to determine the fair value of in-process research and development (IPR&D) and not an income approach since the research and development activities will ultimately result in profit-generating products. Also explain to us why you believe the replacement cost approach resulted in an appropriate fair value for the IPR&D at the date of acquisition.

Response to Comment 2:

The Company determined that the replacement cost approach provides the most reasonable approach for estimating the fair value of the IPR&D asset given there were no projections available to perform an income approach due to the early-stage nature of the acquired compounds. The Company notes this methodology is in accordance with the AICPA Accounting and Valuation Guide Assets Acquired to Be Used in Research and Development Activities, which states that the replacement cost approach can be used to value IPR&D assets that are in the initial stages of development where robust prospective financial information (“PFI”) does not exist. Absent robust PFI, a seller of the IPR&D asset would seek to recoup the historical costs incurred in developing the asset as well as earn a return on expending capital necessary to fund development. Given this, the replacement cost approach was deemed by the Company to yield an appropriate fair value of the IPR&D by taking into consideration the following steps:

August 22, 2016

Page Three

-	Analysis of the historical research and development (“R&D”) spend for the IPR&D to estimate the costs incurred to date, which totaled, as of the date of acquisition, $4.4 million in total R&D related costs specific to the underlying IPR&D; and
-	Consideration of the expected return a seller would look to receive from a potential buyer in the market to compensate for the costs already incurred. An expected return of 20.0% was ultimately applied to the R&D spend based on the private capital market required rate of return for a venture capital business as referenced in the 2015 Pepperdine Private Capital Markets Report. A venture capital rate of return was chosen given the early stage of the acquired asset, which the Company believes best estimates the required rate of a return a prudent investor would expect to earn in the market on R&D expenditures and the risks associated with making the required expenditures. As the Company advances the development of these IPR&D assets, it will move to a discounted cash flow analysis to validate the fair value of the IPR&D at each impairment measurement dates (annual or when indicators of impairment are identified).

3.	You disclose in Note 5 useful lives of intangible assets of 14 and 10 years as of October 20, 2015. However, in Note 11 you disclose a remaining average life of 76 months as of December 31, 2015. Please reconcile for us the two disclosures.

Response to Comment 3:

The Company advises the Staff that the difference in the two disclosures is related to the weighted average amortization period versus the actual timing of the expected cash flows from the respective agreements. The acquired know-how and manufacturing rights covered two product lines (AMITIZA and RESCULA), which were subject to multiple existing sales contracts in various geographies. The Company estimated the fair values of the AMITIZA manufacturing know-how intangible asset and RESCULA manufacturing know-how intangible asset using the income approach. The projected cash flows from the AMITIZA manufacturing know-how intangible asset and RESCULA manufacturing know-how intangible asset were based on key assumptions including estimates of revenues, operating profits, the life of the potential commercialized product, associated risks, and the risks related to the viability of and potential alternative use in any future markets. There were several agreements that the projected cash flows were based on, and the maximum cash flow period was up to 10 years and 14 years, respectively, for RESCULA and AMITIZA. The agreement with the largest projected cash flows had a period of 5 years and thus this weighted average amortization period was only 76 months across all agreements as of December 31, 2015.

In future filings, the Company will revise the disclosure to state the differences between the weighted average amortization period and maximum amortization period are due to the existence of several underlying agreements that the projected cash flows were determined. The Company’s proposed disclosure is as follows:

Under these agreements, the maximum contractual cash flow periods for RESCULA and AMITIZA were up to 10 years and 14 years, respectively. The agreement with the largest projected cash flows had a period of five years, which reduced the weighted average amortization period to 76 months.

August 22, 2016

Page Four

Note 20. Stockholders’s Equity, page F-34

4.	With regard to stock-based compensation:

•	Explain to us why the low end of the expected volatility range decreased to 54% in 2015 from 70% in 2014. Tell us how you determined 54% volatility.
•	Confirm to us that the weighted-average grant date fair value of options granted during 2013, 2014 and 2015 under the 2006 plan was the same as the weighted-average exercise price for options granted for each respective year or advise.

Response to Comment 4:

The Company determines the expected volatility under ASC 718 “Compensation-Stock Compensation”, which indicates that historical realized volatility should be measured over a period commensurate with the expected term of an employee stock option unless a longer term is expected to result in a better estimate of expected volatility. Prior to 2014, expected volatility rates were determined by review of historical realized volatility of peer groups, as the Company believed that this was the best measure of expected volatility going forward. In 2014, the Company modified its methodology and began calculating expected volatility rates using its own historical realized volatility measured over a longer term than the expected term of an employee option, as this was expected to result in a better estimate of expected volatility. The rationale for this decision was that, in March 2014, following the retirement of the Company’s founder and Chief Executive Officer, a new Chief Executive Officer was appointed, who implemented changes to the strategy and management of the Company. In the period since that change, the Company experienced an increased public float and an increase in share trading volume. The Company determined that this additional float and trading volume provided sufficient trading history to support the use of its own historical volatility measure. In the fourth quarter of 2015, the Company once again reassessed its position and concluded that using a longer term than the expected term of an employee stock option no longer provided the best estimate of expected volatility rates. At that time, the Company began calculating expected volatility using historical volatility measured over a period commensurate with the expected term of an employee stock option.

The volatility rate of 54% in 2015 was calculated by using the Company’s historical realized volatility over a period of 5.83 years, the expected term of the awards that were granted on October 12, 2015. The volatility rate of 70% in 2014 was calculated by using the Company’s historical realized volatility over a period of 7.36 years going back to the Company’s initial public offering (“IPO”) in August 2007. The decrease in the 2015 rate is primarily due to excluding the highly volatile IPO year of 2007/2008.

The Company advises the Staff that the amounts shown for the weighted-average grant date fair value of options granted during 2015, 2014 and 2013 of $15.18, $7.68, and $7.36, respectively, inadvertently referenced the weighted-average exercise price of options granted rather than the weighted-average grant date fair value of options granted. The correct amounts that should have been disclosed for the weighted-average grant date fair value of options granted during 2015, 2014 and 2013 are $9.45, $4.89 and $4.62. The share based-compensation expenses recognized within the financial statements appropriately reflect the grant date fair value for the years ended December 31, 2015, 2014 and 2013. The Company believes this inadvertent error to be immaterial to the overall financial statements taken as a whole.

August 22, 2016

Page Five

Form 8-K dated August 3, 2016

Exhibit 99.1

Second Quarter 2016 Review

5.	Please ensure that your narrative description of what your non-GAAP measures represent is consistent with how those measures are determined as presented in the tables.

Response to Comment 5:

The Company will ensure its narrative description of what its non-GAAP measures represent is consistent with how those measures are determined as presented in the tables.

6.	Please confirm that you will revise the disclosure to reconcile EBITDA and adjusted EBITDA to net income rather than income from operations as required by Compliance and Disclosure Interpretation 103.02.

Response to Comment 6:

The Company confirms that in future filings it will reconcile EBITDA and adjusted EBITDA to net income rather than income from operations as required by Compliance and Disclosure Interpretation 103.02.

Exhibit 99.2

7.	Please tell us how your disclosure of non-GAAP information herein complies with Rule 100 of Regulation G.

Response to Comment 7:

The Company advises the Staff that the Company attached both its earnings press release and its corporate update presentation slides to the Current Report on Form 8-K. In addition, during the earnings call on which the Company presented the slides, the Company referred investors to the Company’s earnings release, as posted on the Company’s website, which contained reconciliations intended to cover the non-GAAP financial measures contained in both the earnings release and the slides. Moreover, the corporate update presentation slides are intended to accompany, and be accompanied by, the Company's earnings release and the information contained therein.

August 22, 2016

Page Six

In future filings, the Company will ensure that each non-GAAP financial measure presented is clearly accompanied by the most directly comparable GAAP financial measure and a reconciliation of the disclosed non-GAAP financial measure to the most directly comparable GAAP financial measure in the same presentation or document. The Company will also ensure that the most directly comparable GAAP financial measure is presented with equal or greater prominence than the non-GAAP financial measure.

*         *         *         *         *

As requested by the Staff, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please email any additional comment letters concerning the above-referenced filing to asmith@sucampo.com with a copy to jmiller@sucampo.com and direct any questions or comments concerning the above-referenced filing or this response letter to the either Andrew Smith or Joe Miller via email or phone at 240-223-3639 or 240-223-3601, respectively.

Very truly yours,

Andrew Smith, Chief Financial Officer Sucampo Pharmaceuticals, Inc.

cc:	Matthias Alder,	Executive Vice President, General Counsel and Corporate Secretary,
Sucampo Pharmaceuticals, Inc.
	Joe Miller,	Vice President, Finance, Sucampo Pharmaceuticals, Inc.
	Alex Driggs,	Vice President, Legal Affairs and Deputy General Counsel,
Sucampo Pharmaceuticals, Inc.
	Brent B. Siler,	Cooley LLP